Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For February 10, 2004

TECHNIP
(Exact name of registrant as specified in its charter)

6-8 allée de l’Arche
92973 Paris La Défense Cedex, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

SIGNATURES
PRESS RELEASE

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TECHNIP

Dated: February 10, 2004

By: /s/ Olivier Dubois

Olivier Dubois Senior Executive Vice President Finance and Control

PRESS RELEASE

Paris, February 10, 2003

RIGHT ISSUE FOR TECHNIP EMPLOYEE
STOCK PARTICIPATION PLAN

In November 2003, Technip announced the implementation of an employee stock participation plan (ESPP). The proposed ESPP, which offered two types of subscriptions (a “Classic” offer and/or a “Leveraged” offer), was made available to approximately 12,000 Group employees, both in France and abroad, of which more than 20% have favorably responded. This success shows the confidence of the employees in Technip strategy and outlooks as well as their attachment to their company.

Pursuant to the Board of Directors authorisation granted on 19 November 2003, Mr. Daniel Valot, Chairman of the Board of Directors and Chief Executive Officer of Technip, has determined on February 9, 2004 the subscription price of the shares to be issued. This subscription price amounts to EUR 73,63 i.e. 80%* of the average opening share price on the Premier Marché of Euronext Paris during the twenty trading days prior to February 9, 2004.

On the basis of the reservations made by participating employees, the number of shares to be issued would amount to 344,000 and would represent an increase of Technip outstanding capital of about 1.45%. These figures may change at the end of the subscription and cancellation period, which runs from 10 to 16 February 2004 (inclusive).

The capital increase will take place on March 29, 2004.

The prospectus associated with the rights subscription received approval from the Autorité des Marchés Financiers (formerly Commission des Opérations de Bourse, or COB), under visa number 03-951 dated November 3, 2003. It is available free of charge at the Group’s head offices and is accessible on the group’s website (www.technip.com) as well as on that of the AMF (www.amf-france.org).

*	In the United States, due to local legal constraints, the subscription price for the “Classic” offer is EUR 78.23 i.e. 85% of the average opening share price on the Premier Marché of Euronext Paris during the twenty trading sessions prior to February 9, 2004.

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With a workforce of about 19,000 persons, Technip ranks among the top five corporations in the field of oil, gas and petrochemical engineering, construction and services. Headquartered in Paris, the Group is listed in New York and Paris. The Group’s main engineering and business centers are located in France, Italy, Germany, the UK, Norway, Finland, the Netherlands, the United States, Brazil, Abu Dhabi, China, India, Malaysia and Australia. The Group has high-quality industrial and construction facilities in France, Brazil, the UK, the USA, and Finland as well as a world-class fleet of offshore construction vessels.

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Press Relations
Laurence Bricq	Tel. +33 (0) 1 47 78 26 37
Fax +33 (0) 1 47 78 24 33
E-mail: lbricq@technip.com
Marina Toncelli	Tel. +33 (0) 1 47 78 66 69
Fax +33 (0) 1 47 78 24 33
E-mail: mtoncelli@technip.com

Investor and Analyst Relations
G. Christopher Welton	Tel. +33 (0) 1 47 78 66 74
Fax +33 (0) 1 47 78 67 58
E-mail : cwelton@technip.com
David-Alexandre Guez	Tel. +33 (0) 1 47 78 27 85
Fax +33 (0) 1 47 78 67 58
E-mail : daguez@technip.com
Group website:	http://www.technip.com

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Technip trades under the symbol TKP on the NYSE and under the ISIN
FR0000131708 on the Euronext.

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